COMMERCIAL VEHICLE GROUP, INC.
6530 West Campus Oval
New Albany, Ohio 43054

August 4, 2006
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Joseph A. Foti, Senior Assistant Chief Accountant
Claire Erlanger
Linda Cvrkel

Re:	COMMERCIAL VEHICLE GROUP, INC. (the “Company”)
Form 10-K for the year ended December 31, 2005
Filed March 10, 2006
(File No. 000-50890)
Ladies and Gentlemen:
          In connection with the Company’s responses to the comment letter to Chad M. Utrup, dated July 6, 2006, from the staff of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Form 10-K for the year ended December 31, 2005, the Company’s Form 10-Q for the quarter ended March 31, 2006 and the Company’s Form 8-K dated April 26, 2006, February 1, 2006, October 25, 2005 and July 26, 2005 (collectively, the “filings”), the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please call Dennis M. Myers of Kirkland & Ellis LLP, special counsel to the Company, at (312) 861-2232 with any questions relating to the foregoing.

Very truly yours,

COMMERCIAL VEHICLE GROUP, INC.

By: Name:	/s/ Chad M. Utrup Chad M. Utrup
Its:	Chief Financial Officer